Exhibit 99.1

July 8, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding the Completion of the Rights Offering by the Company’s Consolidated Subsidiary, Citycon Oyj. (“CTY”)

Further to the Company’s immediate report on May 13, 2014,1 (the “Original Immediate Report”) regarding the investment by CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, in CTY (the “Directed Issuance”), and the subsequent participation of both CPPIBEH and the Company in the rights offering of CTY (the “Rights Offering”), the Company is pleased to report:

On July 8, 2014, the Rights Offering (following receipt of shareholder approval at the extraordinary general meeting of CTY’s shareholders and the completion of the Directed Issuance), pursuant to which CTY issued 74,166,052 shares for a total consideration of approximately 196.5 million Euros (before transaction costs), was completed. The Company subscribed for 33,038,983 CTY shares in consideration for approximately 87.6 million Euros, of which approximately 5.2 million Euros was subscribed for pursuant to the Company’s underwriting commitment as described in the Original Immediate Report.

Upon completion of the Directed Issuance and the Rights Offering, the Company now holds 250,613,677 shares of CTY constituting approximately 42.2% of CTY’s outstanding share capital and voting rights (approximately 41.6% on a fully diluted basis).

The impact of the decline in the Company’s holdings in CTY and its participation in the Rights Offering will be classified to the Company’s capital reserve and will not have a material impact on the shareholders’ equity of the Company.

Yours faithfully,

Gazit-Globe Ltd.

[1]	Please see the Company’s Current Report on Form 6-K originally furnished to the Securities and Exchange Commission on May 13, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.